2025 REPORT

Unbothered Foods


unbothered
foods
@unbotheredfoods
unbotheredfoods.com
dietitian-founded.

Dear investors,

Your support during our Wefunder raise meant so much—not just financially, but as early belief in what we're building at Unbothered. You were among the very first to back us, and that kind of trust is something I don't take lightly.
Because of you, we've been able to grow, learn, and get our crackers into more hands (and stomachs!) than I could have imagined at the start. We're just getting started, and I'm so grateful to have you along for the journey.
With appreciation,
Morgan

We need your help!

Finance: We have begun our next raise and are looking for angel investors or small funds who will co-invest on a $750k SAFE. Retail

expansion: This year we are investing in expanding to 400+ doors in the natural channel - if you know a buyer or can make an intro, we are all ears. Brand awareness: The best thing you can do to support us is share our product with people you know! Continue to engage with us - we love hearing from you.

Sincerely,

Morgan Murdock

Founder & CEO

How did we do this year?

REPORT CARD

A-

☺ The Good

Strong product-market fit: gut-friendly sourdough crackers that deliver on taste and function

Grew in DTC + natural retail with repeat purchase and real traction

Built a trusted, dietitian-founded brand with clear differentiation

☹ The Bad

Margins likely stayed tight due to production costs, ingredient volatility, and scale inefficiencies

Operational growing pains (production yields, forecasting, inventory swings)

Limited brand awareness outside core channels, making customer acquisition expensive

2025 At a Glance

January 1 to December 31



$329,779 +245%
Revenue



-$46,821
Net Loss



$1,729 [76%]
Short Term Debt



$220,801
Raised in 2025



$4,600
Cash on Hand
As of 03/31/24

INCOME BALANCE NARRATIVE



Revenues
Profit
$329,779
$95,537
-$12,774
-$46,821
2024
2025

Net Margin: -14% Gross Margin: 20% Return on Assets: -41% Earnings per Share: $0.00

Revenue per Employee: $329,779 Cash to Assets: 98% Revenue to Receivables: ~

Debt Ratio: 183%

Unbothered_Foods_Financial_Report_2022_2023.pdf

Final_Unbothered_Foods_Independent_CPA_Review_Report_2022_2023.pdf

2025_StatementofCashFlows.pdf

We  Our 96 Investors

Thank You For Believing In Us

Rick Jones	Meredith Webb	Ash Kumra	Tim Hanna	Bill Green	Kenzo Tochiki
Andrew Bott	Sammi Dittloff	Luis Magistocchi	William Pentler	Park Wiker	Isaac Parkinson
Paul S	Brian Smith	Mark Bowers	Mason Versluis	Roger Kurt...	Melanie Edwards
Daniele Bisson	Wade Meek	Danyel Oconnor	Rylie Swain	Relanda Hobbs	Tiffany Schamber
Jillian Mallen	Jena Ohman	Venus Kalami	Mick Hall	Scott Moseley	W Kim Colich
David Irvin	Cristian Dan Pirnog	Jonathan Hendrickson	Nikki Gryll	Christopher Nde	Patricia Gregor
Christine Chen	George Gabriel	Palita Sriratana	Yadira B	Kress M. Barton	Dani Zuchovicki
Laura Scherb	Benzion Weingot	Kaitlin Horsch	Robert Hart	Haley White	Nicole Wood
Kat A Piller	Charlie Hobbs	Bret Abbott	Adam Mutschler	Reid Hildenbrand	Lynn Peisker
Will Flexner	Edith Gonzalez	Brian Wilhite	Alex Judge	Brian Gaeta	Robert Franks
Rosalie Valenti	Cindy Stevens	Zach Bowers	Andy C Hines	Jessica Pierce	Ryan Junt
Sarah Reh	Madison Stansell	Steve Murdock	Jami Flynn	Krystal H	Stacey Mei Yan Fong
Sean McCormick	Meg Winter	Ramon Masuda	Steve Schmidt	Michelle White	Max Samels
Janine Akers	John Garry	Dylan Love	Zack Collins	Kate Hartland	Rendi Graham
Sandeep Sethuraman	Abigail Greenwood	Annaheta Salajegheh			

Thank You!

From the Unbothered Foods Team



Morgan Murdock

Founder & CEO

Registered Dietitian Nutritionist. Specializes in digestive health and the low-FODMAP diet. Launched Unbothered Foods in February '23 to create more yummy and gut-...



Rylie Swain

Designer & Social Media Expert

Seasoned Graphic Designer and Multimedia Creative with a passion for creating meaningful content.



John Garry

Business & Finance Approach

Decade of investment experience at large asset allocation and early stage investment firms



Laura Scherb

Creative Strategist & Photographer

Product photography for CPG brands whose work has been featured in Edible Chicago, Eater, Esquire, and the Today...



Dani Zuchovicki

Business Coach

Has coached hundreds of new and emerging brands in the Chicagoland area. Experienced culinary and business develop...



Andrew Bott

Supply Chain & Operations Advising

Supply chain and operations expert for national brands like Caulipower and Sucker Punch Gourmet

Details

The Board of Directors

Director	Occupation	Joined
Morgan Murdock	@	2022

Officers

Officer	Title	Joined
Morgan Murdock	CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Morgan Murdock	Membership Interests	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2023	$10,000		Section 4(a)(2)
10/2023	$20,000		Section 4(a)(2)
02/2025	$220,801		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Allies for Community Business	10/10/2023	$20,000	$14,692 ❓	9.0%	09/10/2025	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Lack of Diversification. The purpose of the Company is to develop fermented sourdough crackers. It is neither likely nor presently contemplated that the Company will diversify its business and spread its risks among other activities. In the event of adverse legislation, competition or other events affecting the continued operation of the business of the Company, the Company will likely experience more severe financial consequences than would be the case were it to have a diversified business.

Intellectual Property. Though we have trademarked our brand name "Unbothered Foods", we are not able to obtain intellectual property of the food product itself. The base of our product is made with traditional sourdough ingredients, using traditional methods, which cannot be protected by IP. Because of this, we are at risk of a larger, more capitalized company reverse-engineering the recipe and creating their own product line.

Dependence on Outside Capital. Unbothered Foods requires substantial investment from outside investors in order to achieve its distribution, sales, and financial goals. If the company is unable to raise sufficient capital, it may fall short of reaching key milestones, fail to expand its operations and distribution as planned, or require additional fundraising that could be dilutive to existing investors.

Developmental Stage of the Business. The Company has recently been organized and therefore has no significant operating history. Furthermore, the Company has no operating revenue and requires the net proceeds of the Safes and possibly other financings to begin business operations. The likelihood of the success of the Company must be considered in light of the problems, delays, risks, expenses and difficulties frequently encountered in connection with the establishment of a new enterprise, many of which may be beyond the Company's control.

Limited Resources. The Company has very limited resources and is dependent on the proceeds of this investment. The Company will be dependent upon receipt of the net proceeds of this investment and other similar investments to help fund its capital requirements, including the payment of employees' salaries or stipends.

Competition. We operate in a competitive industry. As such, there is potential risk from an

array of competitors, many of which are more highly capitalized than the Company. These competitors include Rustic Bakery, Simple Mills, Wheat Thins, Glutino Crackers, and others.

Need for Qualified Personnel. The success of the Company will also be dependent upon its ability to hire and retain additional qualified personnel with experience in the industry. The competition for such personnel is intense. There can be no assurance that the Company will be able to hire or retain such necessary personnel.

Loss of Investment Possible. No assurance can be made or is given that a purchaser of Safes will realize a substantial return on his, her or its investment or any return at all or that Investor will not lose Investor's entire investment.

Cash flow variability. Our goal is to expand into national and regional retail channels, incurring a higher cost for product distribution and marketing promotions. These costs can impact profitability and cash flow of the business.

Fluctuating Ingredient Costs. Unbothered Foods products relies on ingredients that are subject to increased prices that effect our margin. This may effect our ability to reach future financial targets and result in adjustments to the business model.

Competitve Market. The CPG food space is a highly competitive market. There is limited shelf space in the cracker aisle and we are competing for customers. This may increase cost for marketing or shelf space as we expand our retail footprint.

Retail Accounts and Distribution. The Company has made certain assumptions about working with certain retailers and distributors in the future. There is no certainty that we will be able to get into a national retailer or work with a large distributor that has national reach. These factors affect speed of scale and retail growth.

Control by Co-Founder/Manager/CEO. The Company's co-founder and Manger, Morgan Murdock, has a majority of the voting power of the Company. As CEO, Ms. Murdock will oversee the Company's operations but is not obligated to spend full time on the Company's affairs.

Issuance of Securities with More Favorable Terms. In the event the Company desires to raise additional capital from other sources, the Company may be required to issue securities that may have terms more favorable than the Safes issued pursuant to this Subscription Agreement.

FORWARD-LOOKING STATEMENT DISCLAIMER - CERTAIN INFORMATION CONTAINED IN THIS MEMORANDUM CONSTITUTES "FORWARD-LOOKING STATEMENTS," WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "SEEK," "SHOULD," "EXPECT," "ANTICIPATE," "PROJECT," "TARGET," "ESTIMATE," "INTEND," "CONTINUE," "BELIEVE" OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OR EXPECTATION OF THE GENERAL PARTNER AND ARE DIFFICULT TO PREDICT. DUE TO THESE VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH UNDER "CERTAIN RISK FACTORS," ACTUAL EVENTS OR RESULTS OR THE ACTUAL PERFORMANCE OF THE FUND MAY DIFFER MATERIALLY FROM THOSE REFLECTED OR CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE

STATEMENTS. POTENTIAL INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.

Insurance. While the Company will maintain insurance for liability, casualty and property, there are certain risks which are uninsurable or not insurable on terms that are economical. Additionally, the officers will use their discretion in determining coverage limits and deductibility provisions on insurance, with a view to obtaining adequate insurance at an appropriate cost and on suitable terms. This may result in insurance coverage which will not cover, in the event of a substantial loss, the full current market value or current replacement cost of all of the assets of the Company.

Dilution; Preferred Rights of Certain Securityholders. Upon each issuance by the Company of additional securities in the future, Investors purchasing Safes and other members of the Company may experience dilution in their percentage ownership of the Company.

No IRS Ruling or Opinion of Counsel. Neither an Internal Revenue Service ruling nor an opinion of counsel has been obtained with respect to any of the tax aspects of this offering. Each prospective investor must rely on his, her or its own tax adviser with respect to the federal, foreign, state and local tax consequences of the purchase and ownership of Safes and Underlying Interests.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. The Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions

when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company upon conversion of its SAFE if such conversion occurs, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any information than the investor, leaving the investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Murdock Nutrition Consulting, LLC

Missouri Limited Liability Company
Organized July 2022
1 employees
23 E 53rd st
Kansas City MO 64112 https://unbotheredfoods.com

Business Description

Refer to the Unbothered Foods profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Unbothered Foods is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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